July 9, 2025

Caitlin Zulla
Chief Executive Officer
Lumexa Imaging Holdings, Inc.
4200 Six Forks Road, Suite 1000
Raleigh, NC 27609

        Re: Lumexa Imaging Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 12, 2025
            CIK No. 0002071288
Dear Caitlin Zulla:

        We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 12, 2025
Overview, page 1

1. We note the disclosure that system-wide revenue is equal to total revenues generated by all of your outpatient imaging centers and managed physician practices, including outpatient imaging centers which you consolidate for financial reporting purposes under GAAP and those which you report using equity method accounting (unconsolidated affiliates). To provide context for your presentation of system-wide
       revenue, please revise the footnote to fully describe this metric, its components and clarify whether it includes your joint ventures, franchises and variable interest entities.
2.     We note your statements here and throughout the prospectus that you are
a    leading,
       national provider of diagnostic imaging services,    a    leading
national outpatient
       imaging platform,    you have partnered with    leading, third-party
technology
 July 9, 2025
Page 2

       providers,    you have built    leading radiology information systems,
 and that you have
       seven    leading, growth-oriented health systems.    You further
disclose that as of
       April 30, 2025, you and your affiliates operated the second largest outpatient imaging center footprint in the United States. Please expand on these statements to quantify your market share, including disclosing the markets in which you hold leading positions, and clarify how you measure your leading positions. Please additionally
       revise your disclosure to describe what is meant by    leading radiology
information
       systems    and    leading, third-party technology providers    and how
you measure their
          leading    positions.
3. We note your disclosure that you believe your high quality care is evidenced by your
          leading physician and patient satisfaction scores.    We note your
disclosure of these
       surveys later in the prospectus. To provide context for the disclosure, please disclose the purpose of the surveys and whether the surveys were internally prepared. Please also expand your disclosure to provide market comparisons to competitors to clarify your leading position with those scores or revise to state it is your belief that these physician and patient satisfaction scores are industry leading.
4. We note multiple statements regarding your estimates for your addressable market.
       Including, but not limited to, the following:

             You    estimate the total U.S. market for diagnostic imaging
services was
           approximately $140 billion as of December 31, 2024, across inpatient, hospital
           outpatient (   HOPD   ), independent diagnostic testing facilities (
  IDTFs   ),
           physician offices and other settings.
             You estimate that this market grew    at a 4.2% CAGR from 2019 to
2024, led by
           IDTF growth of 6.9% over the same period.
             You    expect the diagnostic imaging services market will continue to grow at a
           mid-single digit rate between 2024 and 2030, driven by increasing utilization of advanced imaging, an aging population and increasing disease prevalence, with
           IDTFs growing faster than the broader market.
             You    estimate the total revenue for IDTFs in the U.S. to be
approximately $33
           billion for the year ended December 31, 2024.
                The outperformance of IDTFs has been primarily driven by patient and payor preference for receiving the same level of care in a more convenient and less expensive setting than HOPDs.
                Comparable imaging services provided in IDTFs are generally 30% to 50% less expensive than HOPDs.
             "[T]here were 101 health systems across our top 20 target MSAs and more than
           80% of them did not have an existing imaging joint venture partner, which presents a large opportunity to facilitate future expansion."

       Please provide the material assumptions, limitations, data and methodology
       underlying your calculations for these estimates. Also, please define what are high growth metropolitan statistical areas and what your criteria are for those areas.
 July 9, 2025
Page 3
5.     We note your disclosure that you have begun implementing third-party clinical,
       operational and back-office artificial intelligence (   AI   ) solutions
across our
       operations and that "there is significant ongoing third-party investment and innovation across the imaging AI ecosystem, and [y]our use of externally sourced AI allows for accelerated adoption, reduced capital investment and the ability to select and maintain the most valuable solutions." Please balance your disclosure to clarify that these statements are aspirational or revise to provide more detail as to how your current AI abilities allows for accelerated adoption, reduced capital investment and the ability to select and maintain the most valuable solutions.
Lumexa at a Glance, page 2

6. We note the reference to system-wide outpatient same center revenue growth rate.
       Please balance your disclosure by presenting the total consolidated revenue growth rate.
Commercial, Operational & Clinical Excellence Driving Growth and Margins, Positioning
Lumexa Imaging as the Partner of Choice to . . ., page 9

7. You disclose on pages 9 and 76 the results of the research you commissioned and present it as support for the need of your referral source relationships. Please disclose the date of the research and report. Identify the entity that conducted the research and file the related consent as an exhibit to the registration statement. Refer to Rule 436 and Section 7 of the Securities Act.
Ownership Structure, page 12

8. We note your disclosure that you consolidated 98 of the 181 centers that you operate.
       We further note you have seven joint ventures with health system partners, five
       physician practices, or    franchise centers,    that have management
services contracts
       and that you have seven Variable Interest Entities (   VIEs   ). Please
expand the
       narrative description to identify the consolidated centers, the joint venture health system partners, the franchise centers and your VIEs.
Conflicts of Interest, page 14

9. We note the disclosure that certain of the underwriters or their affiliates are lenders under the Term Loan, under which certain borrowings are expected to be repaid with a portion of the aggregate net proceeds from this offering. Please revise this disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Please also tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.
Risk Factors, page 19

10. We note the disclosure on page F-31 that "the Company determined the VIE Physician Practices are VIEs due to insufficient equity at risk and/or the holders of the
       equity at risk in the VIE Physician Practices (i.e., the Physician Owners) lacking the power, through voting rights or similar rights, to direct the activities that most
       significantly impact the VIE Physician Practices    economic
performance." Please
       revise to describe the risks that the VIEs interests may differ from the interests of the
 July 9, 2025
Page 4

       Company as a whole, which could limit your ability to effectively operate the VIE and maximize the economic benefits from it.
Organizational Structure, page 48

11. In regard to the formation of Lumexa Imaging Holdings, Inc. and the related transactions, please address the following:
           Please clearly explain how the formation of Lumexa Imaging Holdings, Inc. will take place including how it will be determined how many shares of common stock current unit holders of Lumexa Equity Holdco, LLC will receive. It also appears that current management will have direct ownership interest in Lumexa Imaging
           Holdings, Inc. whereas other existing shareholders will retain ownership interests in Lumexa Imaging Equity Holdco, LLC. Please clarify;
           Your disclosures on page F-27 refer to an automatic conversion feature in the event of a conversion to a C Corporation in a public offering. Please clarify whether these terms will be followed;
           You disclose on page 48 that common units in Holdings LLC having a distribution threshold and subject to vesting conditions with a value in excess of
           such distribution threshold will be converted into shares of common stock based on the intrinsic value of the awards at the time of this offering. Please better clarify the terms of the distribution threshold; and Please help us better understand the expected timing of the formation of Lumexa
           Imaging Holdings, Inc.
12. We note the disclosure that immediately prior to the closing of this offering, common units in Holdings LLC having a distribution threshold, with a value in excess of such distribution threshold will be converted into shares of your common stock based on the intrinsic value of the awards at the time of this offering, as determined by your board of directors and that Incentive Units for which the participation threshold has not been achieved will be replaced with replacement stock options under the 2025
       Plan in a manner that is intended to preserve the intrinsic value of the Incentive Units, as determined by your board of directors. Once available, please disclose the number of common units that will be converted into shares of your common stock. Capitalization, page 49

13. We note that you intend to use a portion of the net proceeds of this offering to pay down a portion of outstanding borrowings under the Term Loan. Please tell us what consideration you gave as to whether pro forma income statement information, including pro forma earnings per share, should be provided related to the repayment of these loans. Refer to Rule 11-01(a)(8) of Regulation
S-X.
14. Please tell us what consideration you gave to presenting pro forma income statement information to show the impact of the change in entity from a LLC to a C Corporation on pro forma income taxes and correspondingly pro forma earnings per share.
 July 9, 2025
Page 5
Results of Operations, page 55

15. Pursuant to Item 303(b)(2) of Regulation S-K, please address the following:
           In your discussion of net patient service revenue, please quantify the extent to which each significant factor impacted revenues, including the extent to which changes in prices or changes in volume impacted revenue; and
           Please also describe any other significant components of revenues or expenses that would be material to an understanding of results of operations. Specifically, we note that your net patient service revenue appears to primarily consist of two components which are outpatient diagnostic imaging services and professional services. Please address what consideration was given to discussing these components separately.
Key Operating Metrics and Non-GAAP Financial Measures, page 59

16. In regards to your presentation of system-wide measures, please address the following:
           You present various system-wide measures, including system-wide revenue growth and system-wide outpatient same-center revenue growth. Please clarify in your disclosures whether professional services revenue is also reflected in these amounts; and
           Your disclosures on page 60 indicate that you determined that system-wide revenue is a non-GAAP financial measure. Please help us understand how you determined it is a non-GAAP financial measure rather than a key operating metric.
       Please refer to SEC Release 33-10751 for additional guidance.
Critical Accounting Policies and Estimates
Goodwill, page 67

17. We note that goodwill represents approximately 48% of your total assets as of
       December 31, 2024. In this regard, please consider expanding your disclosures to provide additional insight regarding your goodwill impairment assessment. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test pursuant to ASC 350, and for any such reporting unit please disclose:
           the percentage by which fair value exceeded carrying value at the date of the most recent test;
           the amount of goodwill allocated to the reporting unit;
           a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
           a discussion of the degree of uncertainty associated with the assumptions; and
           a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(b)(3) of Regulation S-K.
 July 9, 2025
Page 6
Business
Overview, page 68

18. We note your disclosure that you have seven joint venture partnerships with health systems. Please identify these partners and the material terms of the agreements of these joint ventures. By way of example only, please revise to include the partnered health systems, the market, the market share, the number of centers in operation, number of providers, percentage of your ownership, and financial information such as how profits, losses, and how cash distributions are "shared" between you and your partners. In presenting this information, please consider whether tabular information or diagrams may be helpful to investors.
19. We note your disclosure on page F-9 regarding AHI and your franchise agreements.
       Please revise to describe the services that AHI provides to the Franchise Centers and describe the material terms of the franchise agreements.
De Novo Expansion Strategy Across Existing and New MSAs, page 78

20. We note your disclosure that you build many of your de novo centers with your health system partners via joint ventures. In regard to these partnerships, please clarify your role in opening and staffing de novo practices.
Revenues, page F-8

21.    Pursuant to ASC 606, please address the following:
           Please disclose the significant payment terms pursuant to ASC 606-10-50-12, including when payment is typically due and your consideration of whether there is a significant financing component. In this regard we note that payment can exceed 36 months for attorney liens;
           Please disclose revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-
          10-50-12A; and
           In regard to your agreements to provide management and administrative services, please tell us what consideration you gave to providing the disclosures required by ASC 606-10-50-13 regarding your remaining performance obligations. Accounts Receivable, page F-10

22. We note that attorney liens represent approximately 36% of your accounts receivable balance at December 31, 2024. Given the estimated general collection timeframe, please tell us what consideration you gave as to whether these receivables should be classified as noncurrent assets. Refer to ASC 210-10-45.
Note 13. Equity, page F-27

23. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances, and the reasons for any differences between the recent valuations of your common units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. In this regard we note that unit-based compensation has been
 July 9, 2025
Page 7

       significant to your income from operations for both 2024 and 2023. Please discuss with the staff regarding how to submit your response.
Note 17. Variable Interest Entities, page F-31

24.    Please address the following regarding your VIEs:
           Pursuant to ASC 810-10-50-3, please disclose the terms of arrangements that could require you to provide financial support to the VIEs, including events or circumstances that could expose you to a loss. In this regard, we note your disclosures on page F-8 which indicate that you may need to provide financial support to cover any operating expenses in excess of operating revenues in the
           VIEs; and
           Please provide additional insight regarding the legal structures of the entities to help correspondingly explain why there are no noncontrolling interests.
General

25. Please address the following with respect to your graphics throughout the prospectus:
           We note your graphics on pages 3 and 70 titled "Highly Fragmented Ownership."
           Please disclose the date as of which the data in the chart is presented as well as the source for the data;
           We note your graphic on page 8 title comparing the Consolidated Geographic
           Revenue and Payor Revenue to the System-Wide Geographic Revenue and Payor
           Revenue. Please explain the 29% increase in revenue attributable to Texas when accounting for System-Wide Revenue; and
           We note your graphic on page 71 titled "# of FDA Approved Clinical
AI
           Algorithms." Please disclose the source for this data.
26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-
3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Samir A. Gandhi, Esq.